Exhibit 15.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this Current Report on Form 20-F (the “Form 20-F”) filed with the Securities and Exchange Commission (the “SEC”.)

Introduction

The following unaudited pro forma condensed combined financial information presents the combination of financial information of DMY and Horizon, adjusted to give effect to the Business Combination and related transactions. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). DMY has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information.

The following unaudited pro forma condensed combined balance sheet as of June 30, 2025, assumes that the Business Combination occurred on June 30, 2025. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2025, and the year ended December 31, 2024, assume that the Business Combination occurred on January 1, 2024.

The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what Holdco’s financial condition or results of operations would have been had the Business Combination occurred on the dates indicated. Further, the pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of Holdco. The actual financial position and results of operations of Holdco may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The historical financial information of DMY was derived from the unaudited financial statements of DMY as of and for the six months ended June 30, 2025, as filed on Form 10-Q on August 27, 2025, and the audited financial statements of DMY for the year ended December 31, 2024, which are incorporated by reference. The historical financial information of Horizon was derived from the unaudited consolidated financial statements of Horizon as of and for the six months ended June 30, 2025, and the audited financial statements for the year ended December 31, 2024, which are incorporated by reference. This information should be read together with DMY’s and Horizon’s financial statements, and related notes, the sections titled “DMY Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Horizon Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information incorporated by reference.

Description of the Business Combination

The Business Combination Agreement

Pursuant to the Business Combination Agreement, the following occurred: (1) the Amalgamation of Merger Sub 1 and Horizon, whereby Horizon became a wholly-owned subsidiary of Holdco, in accordance with the Business Combination Agreement and the Singapore Companies Act; (2) the Merger of Merger Sub 2 with and into DMY, with DMY surviving the Merger as a wholly-owned subsidiary of Holdco, in accordance with the Business Combination Agreement and the Massachusetts Business Corporations Act; and (3) the other transactions contemplated by the Business Combination Agreement and documents related thereto.

Transfer Restrictions

In connection with the Closing, pursuant to the Business Combination Agreement, the Lock-Up Securityholders entered into the Lock-Up Agreement with Holdco, pursuant to which the Lock-Up Shares are subject to lock-up during the Shares Lock-Up Period and the Holdco Warrants and underlying Holdco Ordinary Shares are subject to lock-up during the Warrants Lock-Up Period.

SAFE Financing

Horizon obtained S$3.8 million (or $3.0 million) of SAFE financing prior to the execution of the Business Combination Agreement. Following the execution of the Business Combination Agreement through the Closing, Horizon obtained an additional S$6.9 million (or $5.4 million) of SAFE financing.

PIPE Investment

On December 4, 2025, DMY, Holdco, and Horizon entered into the PIPE Subscription Agreements with the PIPE Investors. Pursuant to the PIPE Subscription Agreements, Holdco issued and sold the PIPE Investors an aggregate of approximately S$138.3 million (or $108.7 million) of Holdco’s PIPE Shares, at a per share price equal to the Redemption Price.

Ownership of Holdco after the Closing

The following table illustrates varying ownership levels of Holdco immediately following the Business Combination.

The following table excludes the dilutive effect of Holdco Warrants, Holdco Options, and Holdco Class A Ordinary Shares that will initially be available for issuance under the 2026 Plan and ESPP.

Pro Forma Ownership	Holdco Class A Ordinary Shares	Holdco Class B Ordinary Shares	Percent of Outstanding Holdco Ordinary Shares	Percent of Voting Power(1)
Public Shareholders	932,604	—	1.8%	1.0%
Harry You and Sponsor(2)	1,212,698	—	2.4%	1.3%
Other Holders of Founder Shares	416,266	—	0.8%	0.5%
Horizon shareholders (excluding Horizon Founder and Harry You)	20,055,961	—	38.9%	22.0%
Horizon Founder	—	19,744,585	38.3%	65.0%
Financial Advisor(3)	20,000	—	0.0%	0.0%
PIPE Investors	9,196,021	—	17.8%	10.2%
Total	31,833,550	19,744,585	100.0%	100.0%

*	Less than 1%

(1)	Each Holdco Class A Ordinary Share will entitle the holder thereof to one (1) vote per share on all matters on which the Holdco Class A Ordinary Shares are entitled to vote, and each Holdco Class B Ordinary Share will entitle the holder thereof to three (3) votes per share on all matters on which the Holdco Class B Ordinary Shares are entitled to vote.

(2)	Amount includes 1,163,484 Founder Shares held by Sponsor and 49,214 Holdco Ordinary Shares issuable in respect of Mr. You’s $500,000 SAFE investment in Horizon.

(3)	On March 11, 2026, DMY engaged a third party as its financial advisor and marketing agent (“Financial Advisor”) in connection with the Business Combination. In compensation for the service, DMY paid the Financial Advisor a cash fee of $200,000 and an equity fee of 20,000 shares.

Accounting Treatment

The Business Combination was accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, although DMY acquired all of the outstanding equity interests of Horizon in the Business Combination, DMY was treated as the “acquired” company and Horizon was treated as the accounting acquirer for financial statement reporting purposes. Accordingly, the Business Combination was treated as the equivalent of Horizon issuing stock for the net assets of DMY, accompanied by a recapitalization. The net assets of DMY were stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination were those of Horizon.

Horizon was determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

●	The shareholders of Horizon have the greatest voting interest in Holdco;

●	The shareholders of Horizon have the ability to control decisions regarding election and removal of directors and officers of Holdco;

●	Horizon comprises the ongoing operations of Holdco; and

●	Horizon’s existing senior management is the senior management of Holdco.

The following unaudited pro forma condensed combined balance sheet as of June 30, 2025, and the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2025 and for the year ended December 31, 2024, are based on the unaudited and audited historical financial statements of DMY and Horizon. The unaudited pro forma adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information and include immaterial rounding differences.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
JUNE 30, 2025

	Horizon (Historical)		DMY (Historical as converted to SGD)		Transaction Accounting Adjustments			Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	S$	919,104	S$	443	S$	14,020,424	C	S$	138,000,887
						(18,541,998)	D
						138,251,674	K
						1,558,417	L
						(8,870,787)	M
						10,663,610	N
Prepaid expenses		1,120,191		269,110		1,273,506	D		2,662,807
Total current assets		2,039,295		269,553		138,354,846			140,663,694
Non-current assets
Cash and Investments held in Trust Account		—		33,935,397		(21,135,566)	A		—
						1,220,593	B
						(14,020,424)	C

Property and equipment, net		2,976,497		—		—			2,976,497
Intangible, net		31,648		—		—			31,648
Right of use assets		569,718		—		—			569,718
Security Deposits		190,792		—		—			190,792
Total non-current assets		3,768,655		33,935,397		(33,935,397)			3,768,655
Total assets	S$	5,807,950	S$	34,204,950	S$	104,419,449		S$	144,432,349

LIABILITIES
Current liabilities
Accounts Payable	S$	—	S$	610,602	S$	(419,218)	D	S$	191,384
Accrued Expenses		—		2,110,419		(907,126)	D		1,203,293
Other payables		354,760		—		—			354,760
Operating lease liabilities		366,032		—		—			366,032
Convertible note – related parties		—		1,197,706		317,975	B		—
						(1,515,681)	M
Advances from related parties		—		1,778,121		1,558,417	L		—
						(3,336,538)	M

Corporate tax payable		—		536,645		—			536,645
SAFE liability		—		—		10,663,610	N		—
						1,860,781	P
						(12,524,391)	Q
Total current liabilities		720,792		6,233,493		(4,302,171)			2,652,114
Non-current liabilities
Overfunding loans		—		1,205,570		(1,205,570)	M		—
Derivative warrant liabilities		—		14,683,259		—			14,683,259
Deferred underwriting commissions		—		2,812,998		(2,812,998)	M		—
Operating lease liabilities, non-current		267,379		—		—			267,379
Total non-current liabilities		267,379		18,701,827		(4,018,568)			14,950,638
Total liabilities		988,171		24,935,320		(8,320,739)			17,602,752

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
JUNE 30, 2025 — (Continued)

	Horizon (Historical)		DMY (Historical as converted to SGD)		Transaction Accounting Adjustments			Pro Forma Combined
Class A ordinary shares subject to possible redemption		—		33,808,207		(21,135,566)	A		—
						1,347,784	B
						(14,020,425)	G
EQUITY
Seed Preferred Shares		1,150,000		—		(1,150,000)	E		—
Seed Plus Preferred Shares		3,349,184		—		(3,349,184)	E		—
Series A Preferred Shares		24,362,849		—		(24,362,849)	E		—
Horizon Ordinary Shares		5,000		—		(5,000)	E		—
Holdco Class A Ordinary Shares		—		—		14,258,728	E		165,035,116
						323	J
						138,251,674	K
						12,524,391	Q
Holdco Class B Ordinary Shares		—		—		14,608,305	E		14,608,305
DMY Preferred Stock		—		—		—			—

DMY Class A Common Stock		—		—		119	G		—
						201	H
						3	I
						(323)	J
DMY Class B Common Stock		—		201		(201)	H		—

Additional paid-in capital		7,551,859		—		(5,276,267)	D		7,551,859
						(35,991,966)	F
						14,020,306	G
						342,138	I
						26,905,789	O
Accumulated deficit		(31,744,326)		(24,538,778)		(445,166)	B		(60,510,896)
						(10,665,881)	D
						35,991,966	F
						(342,141)	I
						(26,905,789)	O
						(1,860,781)	P
Accumulated other comprehensive income		145,213		—		—			145,213
Total equity		4,819,779		(24,538,577)		146,548,395			126,829,597
Total equity and liabilities	S$	5,807,950	S$	34,204,950	S$	104,419,449		S$	144,432,349

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

(1)	Derived from the unaudited consolidated balance sheet of Horizon as of June 30, 2025.

(2)	Derived from the unaudited balance sheet of DMY as of June 30, 2025.

(A)	Reflects (i) the redemption of 12,599 DMY Class A ordinary shares at approximately S$14.92 per share for an aggregate redemption payment of S$0.2 million in December 2025 and (ii) the redemption of 1,393,383 DMY Class A ordinary shares at approximately S$15.03 per share for an aggregate redemption payment of S$20.9 million in March 2026.

(B)	Reflects the recognition of interest income in the Trust Account through Closing, of S$0.9 million, the extension deposits paid into the Trust Account through Closing, of S$0.3 million and the adjustment to common shares subject to redemption of S$1.3 million.

(C)	Reflects the liquidation and reclassification of S$14.0 million of funds in the Trust Account to cash that becomes available upon the closing of the Business Combination.

(D)	Represents transaction costs incurred by DMY of approximately S$15.2 million (excluding deferred underwriting fee of approximately S$2.8 million), and Horizon of approximately S$4.2 million.

For the DMY transaction costs, S$2.2 million of these fees have been accrued and no fees have been paid as of the pro forma balance sheet date. S$2.3 million of these fees was PIPE fees and reflected as an adjustment to additional paid-in capital. The remaining amount of S$10.7 million is recorded as an adjustment to accumulated losses. The DMY estimated transaction costs exclude the deferred underwriting fee included in (M) below.

For the Horizon transaction costs, S$0.0 million of these fees have been accrued as of the pro forma balance sheet date. S$1.3 million of these fees related to the D&O insurance premium have been recorded to prepaid expenses. S$0.9 million of these fees are expected to be paid post-Closing. The amount of S$2.9 million is included as an adjustment to additional paid-in capital.

(E)	Represents the exchange of Horizon’s Preferred and Ordinary shares and the issuance of 19,272,096 Holdco Class A Ordinary Shares (excluding the 833,079 Holdco Class A Ordinary Shares as described in Q below) and 19,744,585 Holdco Class B Ordinary Shares upon the Business Combination.

(F)	Reflects the elimination of DMY’s historical accumulated losses after recording the adjustment of ordinary shares subject to redemption and the interest earned in the Trust Account subsequent to June 30, 2025 as described in (B) above, the transaction costs to be incurred by DMY as described in (D) above, and the compensation for the service provided by the Financial Advisor as described in (I) below.

(G)	Reflects the reclassification of 932,604 DMY Class A Shares subject to redemption to permanent equity.

(H)	Reflects the conversion of DMY Class B Shares into DMY Class A Shares at the consummation of the Business Combination.

(I)	Reflects the issuance of 20,000 DMY Class A Shares in compensation for the service provided by the Financial Advisor.

(J)	Reflects the conversion of DMY Class A Shares into Holdco Class A Ordinary Shares at the closing of the Business Combination.

(K)	Reflects the recognition of PIPE proceeds of S$138.3 million.

(L)	Reflects the receipt of additional advances from related parties subsequent to June 30, 2025.

(M)	Reflects the repayment of the deferred underwriting fee of S$2.8 million, the payment of DMY advances from related parties of S$3.3 million, the payment of DMY convertible notes — related parties of S$1.5 million, and the payment of DMY overfunding loans of S$1.2 million upon the consummation of the Business Combination.

(N)	Reflects the aggregate proceeds received of S$10.7 million (or $8.4 million) of SAFEs Horizon received S$3.8 million (or $3.0 million), S$1.3 million (or $1.0 million), S$1.8 million (or $1.4 million), S$3.2 million (or $2.5 million), and S$0.6 million (or $0.5 million) from proceeds of SAFEs in July 2025, October 2025, November 2025, December 2025, and January 2026, respectively.

(O)	Reflects the reclassification among equity to avoid negative additional paid-in capital.

(P)	Reflects the mark-to-market of the SAFE liability to fair value as of the closing date.

(Q)	Reflects the conversion of SAFEs into 833,079 Holdco Class A Ordinary Shares.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Horizon (Historical)		DMY (Historical as converted to SGD)		Transaction Accounting Adjustments			Pro Forma Combined
Revenue	S$	50,000	S$	—	S$	—		S$	50,000

Research and development		5,885,378		—		—			5,885,378
Selling and marketing		784,802		—		—			784,802
General and administrative costs		2,835,474		1,682,420		(79,424)	BB		4,438,470

Corporate tax expenses (benefits)		—		(4,329)		—			(4,329)
Depreciation and amortization		462,608		—		—			462,608
Total operating expenses		9,968,262		1,678,091		(79,424)			11,566,929

Loss from operations		(9,918,262)		(1,678,091)		79,424			(11,566,929)

Other income (expense):
Interest income on operating account		—		127		—			127
Interest income on investments held in Trust Account		—		705,304		(705,304)	AA		—
Change in fair value of derivative warrant liabilities		—		(13,361,488)		—			(13,361,488)
Interest expense		(6,395)		—		—			(6,395)
Other income		66,172		—		—			66,172
Foreign exchange (loss) gain		(405,699)		—		—			(405,699)
Other income (expense):		(345,922)		(12,656,057)		(705,304)			(13,707,283)

Net loss before provision for income taxes		(10,264,184)		(14,334,148)		(625,880)			(25,224,212)
Provision for income taxes		—		135,859		(135,859)	CC		—
Net loss	S$	(10,264,184)	S$	(14,470,007)	S$	(490,021)		S$	(25,224,212)

Basic and diluted net income per share			S$	(3.69)

Pro forma weighted average number of shares outstanding – basic and diluted									51,578,135

Pro forma loss per share – basic and diluted								S$	(0.49)

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

(1)	Derived from the unaudited consolidated statement of operations of Horizon for the six months ended June 30, 2025.

(2)	Derived from the unaudited statement of operations of DMY for the six months ended June 30, 2025.

(AA)	Represents an adjustment to eliminate interest earned on marketable securities held in the Trust Account after giving effect to the Business Combination as if it had occurred on January 1, 2024.

(BB)	Represents an adjustment to eliminate administrative service fees that will cease at the Business Combination.

(CC)	Reflects the elimination of the tax expense resulting from the interest income earned in the Trust account after giving effect to the Business Combination as if it had occurred on January 1, 2024.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

	Horizon (Historical)		DMY (Historical as converted to SGD)		Transaction Accounting Adjustments			Pro Forma Combined
Revenue	S$	360,000	S$	—	S$	—		S$	360,000

Research and development		3,458,218		—		—			3,458,218
Selling and marketing		986,566		—		—			986,566
General and administrative costs		2,911,370		1,454,434		10,665,881	CC		15,213,469
						(160,357)	BB
						342,141	EE
Corporate tax expenses		—		63,025		—			63,025
Depreciation and amortization		855,249		—		—			855,249
Total operating expenses		8,211,403		1,517,459		10,847,665			20,576,527

Loss from operations		(7,851,403)		(1,517,459)		(10,847,665)			(20,216,527)

Other income (expense):
Interest income on operating account		—		589		—			589
Interest income on investments held in Trust Account		—		1,729,365		(1,729,365)	AA		—
Change in fair value of derivative warrant liabilities		—		(726,910)		—			(726,910)
Change in fair value of derivative SAFE liabilities		—		—		(1,860,781)	FF		(1,860,781)
Interest expense		(49,457)		—		—			(49,457)
Other income		124,085		—		—			124,085
Foreign exchange (loss) gain		293,601		—		—			293,601
Other income (expense):		368,229		1,003,044		(3,590,146)			(2,218,873)

Net loss before provision for income taxes		(7,483,174)		(514,415)		(14,437,811)			(22,435,400)
Provision for income taxes		—		580,567		(580,567)	DD		—
Net loss	S$	(7,483,174)	S$	(1,094,982)	S$	(13,857,244)		S$	(22,435,400)

Basic and diluted net income per share			S$	(0.28)

Pro forma weighted average number of shares outstanding – basic and diluted									51,578,135

Pro forma loss per share – basic and diluted								S$	(0.43)

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

(1)	Derived from the audited consolidated statement of operations of Horizon for the year ended December 31, 2024.

(2)	Derived from the audited statement of operations of DMY for the year ended December 31, 2024.

(AA)	Represents an adjustment to eliminate interest earned on marketable securities held in the Trust Account after giving effect to the Business Combination as if it had occurred on January 1, 2024.

(BB)	Represents an adjustment to eliminate administrative service fees that will cease at the Business Combination.

(CC)	Represents the effect of the pro forma balance sheet adjustment presented in (D) above for the direct, incremental costs of the Business Combination expected to be incurred by DMY. As these costs are directly related to the Business Combination, they are not expected to recur in the income of Holdco beyond 12 months after the Business Combination.

(DD)	Reflects the elimination of the tax expense resulting from the interest income earned in the Trust account after giving effect to the Business Combination as if it had occurred on January 1, 2024.

(EE)	Reflects the issuance of 20,000 DMY Class A Shares in compensation for the service provided by the Financial Advisor.

(FF)	Reflects the mark-to-market adjustment on the SAFE liabilities.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Basis of Presentation

The Business Combination was accounted for as a reverse recapitalization in accordance with GAAP as Horizon was determined to be the accounting acquirer, primarily due to the fact that Horizon’s shareholders continue to control Holdco. Under this method of accounting, although DMY acquired all of the outstanding equity interests of Horizon in the Business Combination, DMY was treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination was treated as the equivalent of Horizon issuing stock for the net assets of DMY, accompanied by a recapitalization. The net assets of DMY were stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination were those of Horizon.

The unaudited pro forma condensed combined balance sheet as of June 30, 2025, assumes that the Business Combination and related transactions occurred on June 30, 2025. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2025 and for the year ended December 31, 2024, presents pro forma effect to the Business Combination as if it had been completed on January 1, 2024.

The unaudited pro forma condensed combined balance sheet as of June 30, 2025, has been prepared using, and should be read in conjunction with, the following:

●	DMY’s unaudited balance sheet as of June 30, 2025 and the related notes for the six months ended June 30, 2025, as filed on Form 10-Q on August 27, 2025; and

●	Horizon’s unaudited consolidated balance sheet as of June 30, 2025 and the related notes for the six months ended June 30, 2025, which are incorporated by reference.

The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2025, and for the year ended December 31, 2024, have been prepared using, and should be read in conjunction with, the following:

●	DMY’s unaudited statement of operations for the six months ended June 30, 2025, and DMY’s audited statement of operations for the year ended December 31, 2024, and the related notes, which are incorporated by reference; and

●	Horizon’s unaudited statement of operations for the six months ended June 30, 2025, and Horizon’s audited consolidated statement of operations for the year ended December 31, 2024, and the related notes, which are incorporated by reference.

The historical financial statements of DMY have been translated into and are presented in SGD using the following exchange rates:

●	at the period exchange rate as of June 30, 2025, of US$1.00 to SGD$1.2719 for the balance sheet;

●	at the average exchange rate for the six months ended June 30, 2025, of US$1.00 to SGD$1.3237 for the statement of operations ending on that date;

●	the average exchange rate for the year ended December 31, 2024, of US$1.00 to SGD$1.3363 for the statement of operations for the period ending on that date.

As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings or cost savings that may be associated with the Business Combination.

The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that DMY believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the difference may be material. DMY believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position of Holdco would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of Holdco. They should be read in conjunction with the historical financial statements and notes thereto of DMY and Horizon.

Accounting Policies

Upon consummation of the Business Combination, management of Holdco performed a comprehensive review of the two entities’ accounting policies. As a result of the review, management of Holdco did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” to depict the Transaction Accounting Adjustments and present the Management’s Adjustments. DMY has elected not to present Management’s Adjustments and is only presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information. The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information to include all necessary Transaction Accounting Adjustments pursuant to Article 11 of Regulation S-X, including those that are not expected to have a continuing impact.

The unaudited and audited historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give pro forma effect to Transaction Accounting Adjustments that reflect the accounting for the transaction under GAAP. Horizon and DMY have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The pro forma combined statements of operations do not reflect a provision for income taxes or any amounts that would have resulted had Holdco filed consolidated income tax returns during the periods presented. The pro forma condensed combined balance sheet does not reflect the deferred taxes of Holdco as a result of the Business Combination. Since it is likely that Holdco will record a valuation allowance against the total U.S. and state deferred tax assets given the net operating losses as the recoverability of the tax assets is uncertain, the tax provision is zero.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the number of Holdco Ordinary Shares outstanding, assuming the Business Combination occurred on January 1, 2024.

Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data for the Six Months Ended June 30, 2025
Net loss	S$	(25,224,212)
Weighted average shares outstanding – basic and diluted(1)		51,578,135
Basic and diluted net loss per share	S$	(0.49)

Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data for the Year Ended December 31, 2024
Net loss	S$	(22,435,400)
Weighted average shares outstanding – basic and diluted(1)		51,578,135
Basic and diluted net loss per share	S$	(0.43)

(1)	For the purposes of calculating diluted earnings per share, all the 3,159,500 shares underlying the DMY Public Warrants, the 2,884,660 shares underlying the DMY Private Warrants, and the 2,618,161, shares underlying the Horizon Options (reflecting an increase of 766,451 from the date of the Business Combination Agreement for issuances of Horizon Options to new employees) should have been assumed to have been exercised. However, since this results in anti-dilution, the effect of such exercise was not included in calculation of diluted loss per share.